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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

                               ABN AMRO BANK N.V.
                (Translation of Registrant's name into English)
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                                THE NETHERLANDS
                        (Jurisdiction of Incorporation)


                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)
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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                     FORM 20-F [X]           FORM 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           YES [_]           NO [X]

               Schedule of Information Contained in this Report:
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                  Tax Matters Opinion of Davis Polk & Wardwell

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-89136.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABN AMRO BANK N.V.


Dated: July 9, 2002                       By:    /s/ Laura Schisgall
                                             --------------------------
                                          Name:  Laura Schisgall
                                          Title: Attorney-in-fact



                                          By:    /s/ Mark Egert
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                                          Name:  Mark Egert
                                          Title: Attorney-in-fact

                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017


                                                              July 8, 2002


ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:

     We have acted as United States counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of The Netherlands (the "Company"), in connection with the preparation and filing of registration statement number 333-89136 on Form F-3 (the "Registration Statement"), and a supplemental prospectus thereto dated July 8, 2000 (the "Supplemental Prospectus"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

     We have reviewed the discussion contained under the heading "United States Federal Taxation" in the Supplemental Prospectus. In our opinion, such discussion, insofar as it relates to U.S. federal income tax matters and subject to the conditions and limitations set forth therein, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Supplemental Prospectus (the "Securities") as a result of the ownership and disposition of the Securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the Supplemental Prospectus which forms a part thereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell
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                                            Davis Polk & Wardwell